Filed by US Airways Group, Inc.

Commission File No. 001-8444

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

The following contains excerpts from a Piedmont Airlines, Inc.’s employee newsletter.

Maintenance Matters

March 2013

US Airways/ American Merger Update:

Q: Will the new company retain American’s new brand elements, i.e. the livery? Are we still painting our planes?

A: PDT will continue the paint line as scheduled for the time being. From US: American Airlines is one of the premier iconic brands in the world and we are thrilled that it will be the name of the combined airline. The new brand elements and livery demonstrate the culmination of a significant amount of work by our future colleagues. Clearly those efforts have produced a compelling result.

We have a lot of work yet to do on integration and that includes determining how to best extend a common brand across the combined fleet and new company. While we focus on completing the merger, and building a new airline from our two great companies, our integration teams will continue to carefully study the opportunities in a manner that enables us to create the best global competitor possible.

Q: How soon can we travel on American Airlines?

A: As of March 1, active employees, retirees, spouses or domestic partners and dependent children have unlimited travel at deeply discounted zone-based fares on both carriers using electronic tickets. Boarding will be done by time of check in after each respective carrier’s own employees, but before OAL employees. Travelers can enjoy a far expanded route network, stretching to all corners of North America, plus South America, Europe, Hawaii, the Caribbean and the Far East.

From US: To travel on American, you will need to purchase a zone-based electronic ticket to travel on American as described below. You will then list for your flight through American’s ID90.com website, which is posted on the “Interline and ZED” page on Wings. Beginning March 20, US employees can purchase electronic tickets for travel on AA via myIDTravel.com from anywhere in the world. For more information on myIDTravel.com, visit the Travel page on Wings.

Q: How does the interim travel program affect flying on US Airways flights by US Airways employees?

A: The interim travel program does not change the current US Airways or American travel programs for their respective people.

Q: Why are we implementing an Interim Reciprocal Travel Program?

A: From US: We know travel is an important privilege that you value. Like much of the integration process, developing the employee travel program for the new American will take time and effort. One of our goals is to quickly allow employees to take advantage of a broader network while not creating complicated processes for our airport colleagues.

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Maintenance Matters

March 2013

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www. usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.